SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                        --------------------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                                (Amendment No. 2)


                         METROMEDIA FIBER NETWORK, INC.
                         ------------------------------
                                (Name of Issuer)


                     class A common shares, $0.01 par value
                       ----------------------------------
                         (Title of Class of Securities)


                                    591689104
                       ----------------------------------
                                 (CUSIP Number)


                                Michael C. Bailey
                               Bechtel Group, Inc.
                                 P.O. Box 193965
                             San Francisco, CA 94119
                                 (415) 768-5721
                --------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                   May 6, 2003
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [_]


                         (Continued on following pages)



                                 (Page 1 of 30)

                                  SCHEDULE 13D


---------------------------------              ---------------------------------
      CUSIP No. 591689104                               Page 2 of 30
---------------------------------              ---------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON

         Bechtel Corporation

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [__]
                                                                  (b) [__]

--------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS


--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                         [__]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Nevada

--------------------------------------------------------------------------------
                                 7     SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED
BY EACH REPORTING             --------------------------------------------------
PERSON WITH                      8     SHARED VOTING POWER

                                       25,000,000
                              --------------------------------------------------
                                 9     SOLE DISPOSITIVE POWER


                              --------------------------------------------------
                                10     SHARED DISPOSITIVE POWER

                                       25,000,000
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         25,000,000

--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               [__]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.6%(1)

--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         CO

--------------------------------------------------------------------------------



----------

(1) Based upon 671,571,338 shares of class A common stock, par value $0.01 per share, of Metromedia Fiber Network, Inc. ("MFN") outstanding as of November 26, 2001, as reported in MFN's Amendment No. 1 to Form S-3 filed November 30, 2001 (the most current publicly filed information), plus the 25,000,000 shares that may be acquired by Bechtel Corporation upon exercise of the Warrant (as described herein).


                                 (Page 2 of 30)

                                  SCHEDULE 13D


---------------------------------              ---------------------------------
      CUSIP No. 591689104                               Page 3 of 30
---------------------------------              ---------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON

         Bechtel Group, Inc.

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [__]
                                                                  (b) [__]

--------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS


--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                         [__]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

--------------------------------------------------------------------------------
                                 7     SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED
BY EACH REPORTING             --------------------------------------------------
PERSON WITH                      8     SHARED VOTING POWER

                                       25,000,000
                              --------------------------------------------------
                                 9     SOLE DISPOSITIVE POWER


                              --------------------------------------------------
                                10     SHARED DISPOSITIVE POWER

                                       25,000,000
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         25,000,000

--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               [__]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.6%(1)

--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         HC

--------------------------------------------------------------------------------



----------

(1) Based upon 671,571,338 shares of class A common stock, par value $0.01 per share, of Metromedia Fiber Network, Inc. ("MFN") outstanding as of November 26, 2001, as reported in MFN's Amendment No. 1 to Form S-3 filed November 30, 2001 (the most current publicly filed information), plus the 25,000,000 shares that may be acquired by Bechtel Corporation upon exercise of the Warrant (as described herein).


                                 (Page 3 of 30)

           This Amendment No. 2 ("Amendment No. 2") amends the Statement on
Schedule 13D (as amended, the "Schedule 13D") filed with the Securities and Exchange Commission on October 11, 2001 by Bechtel Corporation, a Nevada corporation ("Bechtel Corporation"), and Bechtel Group, Inc., a Delaware corporation ("Bechtel Group", and together with Bechtel Corporation, the "Reporting Persons"), as amended by the Reporting Persons on February 12, 2002, with respect to the shares of class A common stock, par value $0.01 per share ("Common Stock"), of Metromedia Fiber Network, Inc., a Delaware corporation ("MFN").

           Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D. Except as indicated herein, the information set forth in the Schedule 13D remains unchanged.

Item 4.    Purpose of Transaction.

           The following text is added to Item 4 of the Schedule 13D:

           "Bechtel Corporation and Franklin Mutual Advisers, LLC ("Franklin"), as agent for certain parties, have entered into a purchase and sale agreement dated as of May 6, 2003 (a copy of which is attached hereto as Exhibit J and incorporated in its entirety by reference herein), pursuant to which Franklin purchased, as agent, and Bechtel Corporation sold, the Note on May 6, 2003."

Item 5.    Interest in Securities of the Issuer.

           Item 5(a) of the Schedule 13D is amended and restated in its entirety to read as follows:

            "(a) Bechtel Corporation has the right to acquire 25,000,000 shares of Common Stock upon exercise of the Warrant (in total, approximately 3.6% of the sum of (i) the number of shares of Common Stock outstanding as of November 26, 2001 and (ii) the 25,000,000 shares that may be acquired by Bechtel Corporation upon exercise of the Warrant) which shares the Reporting Persons may be deemed to beneficially own. None of the other persons whose names are listed on Schedule A beneficially owns any shares of Common Stock."

           Item 5(e) of the Schedule 13D is amended and restated in its entirety to read as follows:

            "(e) The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock on May 6, 2003."


Item 7.    Material to be Filed as Exhibits.

           Item 7 is hereby amended by adding the following at the end thereof:

"Exhibit J.     Purchase and Sale Agreement by and between Bechtel Corporation and Franklin Mutual Advisors, LLC, as agent, dated as of May 6, 2003."


                                 (Page 4 of 30)

                                    SIGNATURE

           After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 9, 2003                            BECHTEL CORPORATION


                                               By: /s/ Katherine H. Gurun
                                                  ------------------------------
                                               Name:   Katherine H. Gurun
                                               Title:  Senior Vice President and
                                                       General Counsel


                                               BECHTEL GROUP, INC.


                                               By: /s/ Michael C. Bailey
                                                  ------------------------------
                                               Name:   Michael C. Bailey
                                               Title:  Senior Vice President



                                 (Page 5 of 30)

                                  EXHIBIT INDEX



Exhibit J.   Purchase and Sale Agreement by and between Bechtel Corporation and
             Franklin Mutual Advisors, LLC, as agent, dated as of May 6, 2003.




                                 (Page 6 of 30)

                                                                       Exhibit J


                                                                  EXECUTION COPY


                           PURCHASE AND SALE AGREEMENT

     This Purchase and Sale Agreement (this "Agreement") is made by and between BECHTEL CORPORATION ("Seller") and Franklin Mutual Advisers, LLC ("Franklin Mutual"), as agent for its advisory clients set forth on Schedule 2 hereto (each such advisory client, an "Individual Buyer" and collectively, "Buyer") as of May 6, 2003 (the "Agreement Date") and contemplates the assignment of $62,541,666.66 in outstanding principal amount owed to Seller by Metromedia Fiber Network Services, Inc. ("MFNS") pursuant to that certain 8.5% Senior Subordinated Convertible Promissory Note due September 30, 2003, dated October 1, 2001 issued by MFNS to Seller, as amended by Amendment No. 1 to 8.5% Senior Subordinated Convertible Promissory Note due September 30, 2003, dated January 30, 2002 (collectively, the "Note").

1.   Definitions

     1.1  In this Agreement:

     "Adversary Proceeding" means the Adversary Proceeding (Adv.Pro.No. 03-05241) commenced by MFN (defined below), MFNS and Abovenet Communications, Inc. against Seller in the Bankruptcy Case.

     "Affiliate" means "affiliate" as defined in either (a) Bankruptcy Code subsection 101(2) or (b) Rule 144 of the Securities Act.

     "Assigned Agreements" means collectively, the Security Agreement and the Intercreditor Agreement.

     "Assigned Rights" means the Note and any and all of Seller's right, title and interest in, to, and under the Transaction Documents together with (a) all rights in respect of the Proofs of Claims filed in connection therewith, (b) all claims (including "claims" as defined in Bankruptcy Code subsection 101(5)), suits, causes of action, and any other rights of Seller, whether known or unknown, against Borrower or MFN that are based upon or arise out of the Transaction Documents (but shall not include any such claims, suits, causes of action or other rights of Seller that are based upon or arise out of the Master Restructuring Agreement), (c) all Collateral and security of any kind for or in respect of the foregoing; (d) all cash, securities, or other property, and all setoffs and recoupments, received, applied, or effected by or for the account of Seller under the Transaction Documents (whether for principal, interest, fees, reimbursement obligations, or otherwise) from and after the Trade Date, including all distributions obtained by or through redemption, consummation of a plan of reorganization, restructuring, liquidation, or otherwise of Borrower or the Note, and all cash, securities, interest, dividends, and other property that may be exchanged for, or distributed or collected with respect to, any of the foregoing; (e) the economic benefit of permanent repayments of principal and amendment, consent, waiver and other similar non-ordinary course fees received by Seller from and after the Trade Date; and (f) all proceeds of the foregoing.


                                 (Page 7 of 30)

     "Bankruptcy Case" means the case under the Bankruptcy Code pending before the Bankruptcy Court in which the Borrower is a debtor, In re Metromedia Fiber Network, Inc. et al, Case Nos. 02-22736 (ASH) through 02-22742 (ASH); 02-22744 (ASH) through 02-22746 (ASH); 02-22749 (ASH) through 02-22754
     (ASH).

     "Bankruptcy Code" means 11 U.S.C. subsections 101 et seq., as amended.

     "Bankruptcy Court" means the United States Bankruptcy Court for the Southern District of New York (and, if appropriate, the United States District Court for that District).

     "Bankruptcy Rules" means the Federal Rules of Bankruptcy Procedure and any corresponding or other local rules of the Bankruptcy Court.

     "Bar Date" means October 18, 2002.

     "Benefit Plan" means an "employee benefit plan" (as defined in ERISA) that is subject to ERISA, a "plan" as defined in Section 4975 of the Code or any Entity, or other account or entity, whose assets include (or are deemed for the purpose of ERISA or Section 4975 of the Code to include) the assets of any such "employee benefit plan" or "plan."

     "Borrower" means MFNS.

     "Business Day" means any day that is not (a) a Saturday, (b) a Sunday, or
     (c) any other day on which commercial banks are authorized or required by law to be closed in the City of New York.

     "Closing Date" means the date on which all of the deliveries set forth in
     Section 3 have been made.

     "Code" means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated under it.

     "Collateral" means any property, whether real or personal, tangible or intangible, of whatever kind and wherever located, whether now owned or hereafter acquired or created, in or over which an Encumbrance has been, or is purported to have been, granted to or for the benefit of the Collateral Agent (defined below) (for the benefit of Seller) pursuant to the Security Agreement.

     "Distribution" means any payment or other distribution, whether received by set-off or otherwise, of cash (including interest), notes, securities, or other property (including Collateral) or proceeds under or in respect of the Assigned Rights.

     "Encumbrance" means any (a) mortgage, pledge, lien, security interest, charge, hypothecation, or other encumbrance, security agreement, security arrangement or adverse claim against title of any kind; (b) purchase or option agreement or put arrangement; (c) subordination agreement or arrangement; or (d) agreement to create or


                                 (Page 8 of 30)
     effect any of the foregoing, in each case other than as specified in the Transaction Documents.

     "Entity" includes any individual, partnership, corporation, limited liability company, association, estate, trust, business trust, and Governmental Authority.

     "ERISA" means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated under it.

     "Federal Funds Rate" means, for any date, the weighted average (rounded upwards, if necessary, to the next 1/100 of 1%) of the rates set by the Federal Reserve Bank of New York on overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers, as published on the next succeeding Business Day in The Wall Street Journal (Eastern Edition), or, if such rate is not so published for any day that is a Business Day, the average (rounded upwards, if necessary, to the next 1/100 of 1%) of the quotations for such day for such transactions received by the Parties from three federal funds brokers of recognized standing selected by the Parties. For a day that is not a Business Day, the Federal Funds Rate shall be the rate applicable to federal funds transactions on the immediately preceding day for which such rate is reported.

     "Filing Date" means May 20, 2002.

     "Governmental Authority" means any federal, state, or other governmental department, agency, institution, authority, regulatory body, court or tribunal, foreign or domestic, and includes arbitration bodies, whether governmental, private or otherwise.

     "Intercreditor Agreement" means that certain Junior Intercreditor and Collateral Agency Agreement dated as of October 1, 2001 among Metromedia Fiber Network, Inc. ("MFN"), each of MFN's subsidiaries set forth therein, each of the entities listed on the signatures pages thereto as "Vendors", Citicorp USA, Inc., as administrative agent for the holders referred to therein and First Union National Bank, as collateral agent (the "Collateral Agent").

     "Master Restructuring Agreement" means that certain Master Restructuring Agreement dated as of October 1, 2001 by and among MFN, MFNS and Seller.

     "Operative Documents" means collectively, this Agreement, the Purchase Price Letter and the Transfer Notice, if any.

     "Party" means Buyer or Seller, as applicable.

     "Proofs of Claim" means (a) that certain proof of claim dated October 18, 2002 filed by Seller against MFNS in the Bankruptcy Case in respect to the indebtedness owed to Seller under the Note and (b) that certain proof of claim dated October 18, 2002 filed by Seller against MFN in the Bankruptcy Case in respect of amounts that may be owed to Seller under the Security Agreement.


                                 (Page 9 of 30)

     "PTEs" means the prohibited transaction class exemptions issued by the U.S. Department of Labor.

     "Purchase Price" has the meaning given to it in the Purchase Price Letter.

     "Purchase Price Letter" means the letter agreement between Buyer and Seller, dated as of the Agreement Date, which specifies the calculations for determining the Purchase Price.

     "Purchase Rate" means the purchase rate stated in the Purchase Price
     Letter.

     "Schedule 1" means the schedule attached hereto and incorporated herein titled "Schedule 1 to Purchase and Sale Agreement (Original Assignment; Borrower in Bankruptcy)."

     "Securities Act" means the Securities Act of 1933, 15 U.S.C. subsections 77a et seq., as amended, and the rules and regulations promulgated under it.

     "Security Agreement" means that certain Junior Security Agreement dated as of October 1, 2001 among MFN, each of MFN's subsidiaries set forth therein and the Collateral Agent.

     "Trade Date" means April 25, 2003.

     "Transaction Documents" means the Note, the Security Agreement and the Intercreditor Agreement.

     "Transfer Notice" means the notice and evidence of transfer (if any) under Bankruptcy Rule 3001(e).

     1.2 Terms that are defined in other provisions of this Agreement have the meanings given to them in those provisions.

2.   Assignment and Assumption

     In consideration of the mutual covenants and agreements in, and subject to the terms and conditions of, this Agreement:

     (a) effective as of the Closing Date, Seller hereby irrevocably sells, transfers, assigns, grants, and conveys to Buyer the Assigned Rights; and

     (b) effective as of the Closing Date, Buyer hereby acquires the Assigned Rights, and assumes and agrees to perform and comply with all of the terms thereof.

This Agreement is intended to, and upon execution hereof and delivery of each of the deliverables set forth in Section 3 below shall, effect a true sale of the Assigned Rights.


                                (Page 10 of 30)

3.   Closing; Closing Deliveries.

     3.1 The sale and purchase of the Assigned Rights contemplated by this Agreement shall take place at a closing (the "Closing") to be held at the offices of Shearman & Sterling, 599 Lexington Avenue, New York, New York, as soon as practicable but in no event later than May 9, 2003.

     3.2 At the Closing, Seller shall deliver or cause to be delivered to Buyer:

          (a) the Note, duly endorsed in blank together with true, correct and complete copies of each of the Assigned Agreements; and

          (b)  a receipt for the Purchase Price.

     3.3 At the Closing, Buyer shall deliver or cause to be delivered to Seller:

          (a)  the Purchase Price by wire transfer in accordance with 8.2 and
               Schedule 1; and

          (b)  a receipt for the Note.

4.   Seller's Representations and Warranties

     4.1 Seller represents and warrants to Buyer (as of the Closing Date) that:

          (a) Seller (i) is duly organized and validly existing under the laws of its jurisdiction of incorporation, (ii) is in good standing under such laws, and (iii) has full power and authority to execute, deliver and perform its obligations under this Agreement.

          (b) Seller's execution, delivery, and performance of the Transaction Documents to which it is a party has not resulted in a breach or violation of any provision of (i) Seller's organizational documents, (ii) any statute, law, writ, order, rule or regulation of any Governmental Authority applicable to Seller, (iii) any judgment, injunction, decree or determination applicable to Seller, or (iv) any contract, indenture, mortgage, loan agreement, note, lease or other instrument by which Seller is bound or to which any of the assets of Seller are subject, except in the case of clauses (iii) and (iv) for such breaches or violations that would not materially delay or prevent the transactions contemplated hereby.

          (c) The Transaction Documents to which Seller is a party (A) have been duly and validly authorized, executed, and delivered by Seller and (B) assuming due authorization, execution and delivery by each of the other parties thereto, are the legal, valid, and binding obligations of Seller, enforceable against Seller in accordance with their respective terms, except that such enforceability against Seller is, in each case, limited by bankruptcy, insolvency, or other similar laws


                                (Page 11 of 30)
               of general applicability affecting the enforcement of creditors' rights generally and by the court's discretion in relation to equitable remedies.

          (d) Seller is the sole legal and beneficial owner of and has good title to the Assigned Rights, free and clear of any Encumbrance (other than any potential consequence of the Adversary Proceeding or any other proceeding that may be commenced against Seller challenging the extent or validity of the security interests purported to be created by the Transaction Documents or the extent or value of the purported Collateral), and the Assigned Rights are not subject to any prior sale, transfer, assignment or participation by Seller or any agreement to assign, convey, transfer or participate, in whole or in part.

          (e) Other than the Bankruptcy Case and the proceedings thereunder (including, without limitation, the Adversary Proceeding or any other proceeding that may be commenced against Seller challenging the extent or validity of the security interests purported to be created by the Transaction Documents or the value of the purported Collateral), no proceedings are (i) pending against Seller or (ii) to the best of Seller's knowledge, threatened against Seller before any relevant Governmental Authority that, in the aggregate, will materially and adversely affect (A) the Assigned Rights or (B) any action taken or to be taken by Seller under this Agreement.

          (f) The outstanding principal amount of the Note as of the Closing Date is $62,541,666.66. All permanent repayments of principal and all amendment, consent, waiver and other similar non-ordinary course fees received by Seller in respect thereof from and after the Trade Date and as of the Closing Date, are accurately stated in Schedule 1.

          (g) Seller has materially complied with, and has performed, all material obligations required to be complied with or performed by it under the Transaction Documents and is not in material breach of any provisions of the Transaction Documents.

          (h) No broker, finder or other Entity acting under Seller's authority is entitled to any broker's commission or other fee in connection with the transactions contemplated by this Agreement for which Buyer could be responsible.

          (i) Except as set forth in Schedule 1, Seller (i) is not and has never been (A) an "insider" of the Borrower (as "insider" is defined in Bankruptcy Code subsection 101(31)) or (B) an Affiliate of the Borrower, and (ii) is not, and has not been, a member of (1) any official or unofficial committee appointed or otherwise constituted in the Bankruptcy Case or (2) any committee relating to the Borrower formed prior to the commencement of the Bankruptcy Case.

          (j) Seller does not and did not on the Filing Date hold any funds of or owe any amounts to the Borrower and has not effected or received the benefit of any setoff against the Borrower on account of the Assigned Rights.


                                (Page 12 of 30)

          (k) Except as set forth in Schedule 1, Seller has not received any written notice other than those publicly available in the Bankruptcy Case or otherwise (including the Adversary Proceeding), that any payment or other transfer made to or for the account of Seller from or on account of the Borrower under the Assigned Rights is or may be void or voidable as an actual or constructive fraudulent transfer or as a preferential transfer.

          (l) Seller acknowledges that the consideration paid under this Agreement for the purchase of the Assigned Rights and the assumption of all of the obligations thereunder, may differ both in kind and amount from any Distribution.

          (m) Seller (i) is a sophisticated seller with respect to the sale of the Assigned Rights, (ii) has adequate information concerning the business and financial condition of MFN, the Borrower and their respective affiliates and the status of the Bankruptcy Case to make an informed decision regarding the sale of the Assigned Rights, and (iii) has independently and without reliance upon Buyer, and based on such information as Seller has deemed appropriate, made its own analysis and decision to enter into this Agreement, except that Seller has relied upon Buyer's express representations, warranties, covenants, and indemnities in this Agreement. Seller acknowledges that Buyer has not given Seller any investment advice, credit information, or opinion on whether the sale of the Assigned Rights is prudent.

          (n) Seller acknowledges that (i) Buyer currently may have information with respect to the Assigned Rights, MFN, the Borrower or any of their respective affiliates that is not known to Seller and that may be material to a decision to sell the Assigned Rights ("Seller Excluded Information"), (ii) Seller has determined to sell the Assigned Rights notwithstanding its lack of knowledge of the Seller Excluded Information and (iii) Buyer shall have no liability to Seller, and Seller waives and releases any claims that it might have against Buyer or any Buyer Indemnitee whether under applicable securities laws or otherwise, with respect to the nondisclosure of the Seller Excluded Information in connection with the transactions contemplated hereby; provided, however, that the Seller Excluded Information shall not and does not affect the truth or accuracy of Buyer's representations or warranties in this Agreement.

          (o) Seller is an "accredited investor" as defined in Rule 501 under the Securities Act. Without characterizing the Assigned Rights as a "security" within the meaning of applicable securities laws, Seller has not made any offers to sell, or solicitations of offers to buy, any portion of the Assigned Rights in violation of any applicable securities laws.

          (p) Either (a) no interest in the Assigned Rights is being sold by or on behalf of one or more Benefit Plans, or (b) the transaction exemption set forth in one or more PTEs, such as PTE 84-14 (a class exemption for certain transactions


                                (Page 13 of 30)
               determined by independent qualified professional asset managers), PTE 95-60 (a class exemption for certain transactions involving insurance company general accounts), PTE 90-1 (a class exemption for certain transactions involving insurance company pooled separate accounts), PTE 91-38 (a class exemption for certain transactions involving bank collective investment funds), and PTE 96-23 (a class exemption for certain transactions determined by in-house asset managers) is applicable with respect to the sale of the Assigned Rights.

          (q) Seller has provided to Buyer true, correct and complete copies of the Transaction Documents and the Proofs of Claim.

          (r) Other than as set forth on Schedule 1, Seller has not received (by set-off or otherwise) or directed to others any payments or other transfers from or on account of Borrower in respect of the Note on or after the 95th day preceding the Filing Date.

          (s) Seller has not given its consent to change, nor has it waived, any term or provision of any Transaction Document including, without limitation, with respect to the amount or time of any payment of principal or the rate or time of any payment of interest.

          (t) Seller is not a party to any document, instrument or agreement that could materially and adversely affect the Assigned Rights or Buyer's rights and remedies under this Agreement.

          (u)  Seller filed the Proofs of Claim on or before the Bar Date.

     4.2 Except as expressly stated in this Agreement, Seller makes no representations or warranties, express or implied, with respect to the transactions contemplated herein and therein.

     4.3 Seller acknowledges that (a) its sale of the Assigned Rights to Buyer is irrevocable; (b) Seller shall have no recourse to the Assigned Rights; and
(c) Seller shall have no recourse to Buyer, except for (i) Buyer's breaches of its representations, warranties, or covenants and (ii) Buyer's indemnities, in each case as expressly stated in this Agreement.

5.   Buyer's Representations and Warranties

     5.1 Each Individual Buyer represents and warrants to Seller, as to itself only, (as of the Closing Date) that:

          (a) It (i) is duly organized and validly existing under the laws of its jurisdiction of organization or incorporation, (ii) is in good standing under such laws, (iii) has full power and authority to execute, deliver and perform its obligations under this Agreement, and (iv) is entitled to receive all payments (including


                                (Page 14 of 30)
               distributions) hereunder or under the Transaction Documents free of any withholding of any tax imposed by the United States of America or any other jurisdiction.

          (b) Its execution, delivery, and performance of this Agreement and the purchase of the Assigned Rights (and the assumption of all obligations thereunder) has not resulted, and will not result, in a breach or violation of any provision of (i) its organizational documents, (ii) any statute, law, writ, order, rule, or regulation of any Governmental Authority applicable to it, (iii) any judgment, injunction, decree or determination applicable to it, or (iv) any contract, indenture, mortgage, loan agreement, note, lease, or other instrument by which it may be bound or to which any of the assets of it are subject, except in the case of clauses (iii) and (iv) for such breaches or violations that would not materially delay or prevent the transactions contemplated hereby.

          (c) It acknowledges that the consideration paid under this Agreement for the purchase of the Assigned Rights (and the assumption of all obligations thereunder) may differ both in kind and amount from any Distributions.

          (d) This Agreement (and any agreement executed by it in connection herewith) (A) has been duly and validly authorized, executed, and delivered by it, and (B) is the legal, valid and binding obligation of it, enforceable against it in accordance with the Agreement's respective terms, except that such enforceability against it is, in each case, limited by bankruptcy, insolvency, or other similar laws of general applicability affecting the enforcement of creditors' rights generally and by the court's discretion in relation to equitable remedies.

          (e) No notice to, registration with, consent or approval of, or any other action by, any relevant Governmental Authority or other Entity is or will be required for it to execute, deliver and perform its obligations under this Agreement (other than the Transfer Notice, if any) to which it is or will become a party.

          (f) It understands and acknowledges that the Note and the sale of the Note to it pursuant to this Agreement has not been, and will not be, registered under the Securities Act, and that the Note will be sold to it in a transaction that is exempt from the registration requirements of the Securities Act. It understands and acknowledges that the Note cannot be offered or resold except pursuant to registration under the Securities Act or an available exemption from registration and it agrees that it shall not resell the Note except in compliance with applicable securities laws. It acknowledges and agrees that the Note is a "restricted security" under the federal securities laws and must be held indefinitely unless it is subsequently registered under the Securities Act or an exemption from such registration is available.


                                (Page 15 of 30)

          (g) It is purchasing the Assigned Rights for its own account for investment and not with a view to, or for resale in connection with, the distribution thereof, and it has no present intention of distributing any of the Assigned Rights, except in accordance with the terms of this Agreement and applicable securities laws.

          (h) It understands and acknowledges that the Note bears the following legend:

     "THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR THE SECURITIES LAWS OF ANY STATE. THE SECURITIES MAY NOT BE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF SUCH ACT AND SUCH LAWS OR PURSUANT TO A WRITTEN OPINION OF COUNSEL FOR THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED."

          (i) It (i) is a sophisticated Entity with respect to the purchase of the Assigned Rights and the assumption of the obligations thereunder, (ii) is able to bear the economic risk associated with the purchase of the Assigned Rights and the assumption of all of the obligations thereunder, (iii) has adequate information concerning the business and financial condition of Borrower, MFN and their respective affiliates and the status of the Bankruptcy Case (including the Adversary Proceeding) to make an informed decision regarding the purchase of the Assigned Rights and the assumption of all of the obligations thereunder, (iv) has such knowledge and experience, and has made investments of a similar nature, so as to be aware of the risks and uncertainties inherent in the purchase of rights and assumption of liabilities of the type contemplated in this Agreement and (v) has independently and without reliance upon Seller, and based on such information as it has deemed appropriate, made its own analysis and decision to enter into this Agreement, except that it has relied upon Seller's express representations, warranties, covenants, and indemnities in this Agreement. It acknowledges that Seller has not given it any investment advice, credit information or opinion on whether the purchase of the Assigned Rights and the assumption of all of the obligations thereunder is prudent.

          (j) Except as otherwise provided in this Agreement, it has not relied and will not rely on Seller to furnish or make available any documents or other information regarding the credit, affairs, financial condition or business of Borrower, MFN or their respective affiliates, or any other matter concerning such entities.

          (k) It acknowledges that (i) Seller currently may have information with respect to the Assigned Rights, MFN, Borrower, or any of their respective affiliates that is not known to it and that may be material to a decision to acquire the Assigned Rights and assume the Assumed Obligations ("Buyer Excluded Information"),
               (ii) it has determined to purchase the Assigned Rights and to


                                (Page 16 of 30)
               assume all of the obligations thereunder notwithstanding its lack of knowledge of the Buyer Excluded Information, and (iii) Seller shall have no liability to it, and it waives and releases any claims that it might have against Seller or any Seller Indemnitee, whether under applicable securities laws or otherwise, with respect to the nondisclosure of the Buyer Excluded Information in connection with the transactions contemplated hereby; provided, however, that the Buyer Excluded Information shall not and does not affect the truth or accuracy of Seller's representations or warranties in this Agreement.

          (l) No broker, finder, or other Entity acting under its authority is entitled to any broker's commission or other fee in connection with the transactions contemplated by this Agreement for which Seller could be responsible.

          (m) No interest in the Assigned Rights is being acquired by or on behalf of an Entity that is, or at any time while the Assigned Rights are held thereby will be, one or more Benefit Plans.

          (n) It acknowledges that (i) Buyer has received copies of the Transaction Documents, and (ii) without in any way limiting the representations and warranties of the Seller contained in this Agreement, it is assuming all risk with respect to the accuracy or sufficiency of such documents and information.

          (o) It is an "accredited investor" as defined in Rule 501 under the Securities Act.

          (p) No proceedings are (i) pending against it or (ii) to the best of its knowledge, threatened against it before any relevant Governmental Authority that, in the aggregate, will materially and adversely affect any action taken or to be taken by it under this Agreement.

          (q) Except for the representations and warranties of Seller expressly set forth in this Agreement, it understands and agrees that the Note and the Assigned Agreements are being acquired "as is, where is" on the Closing Date, and in the condition on the Closing Date "with all faults" (including as a result of any ultimate outcome in the Adversary Proceeding or any other proceeding that may be commenced against Seller challenging the extent or validity of the security interests purported to be created by the Transaction Documents or the value of the purported Collateral), and that it is relying on its own examination of, MFNS, MFN, the Assigned Rights, the circumstances surrounding the Bankruptcy Case, the Adversary Proceeding and the assets, liabilities, operations, business, financial condition and prospects of MFNS and MFN. Without limiting the generality of the foregoing and except for the representations and warranties expressly set forth in this Agreement, it understands and agrees that Seller makes no representations or warranties, and expressly disclaims any representations or warranties, and assumes no responsibility, with respect to any statements, warranties or representations


                                (Page 17 of 30)
               made in or in connection with or in respect of (i) the Assigned Rights or the execution, legality, validity, enforceability, genuineness, sufficiency or value of, or the perfection or priority of any lien or security interest created or purported to be created under or in connection with, any Transaction Document or any other instrument or document furnished pursuant thereto,
               (ii) the financial condition of MFNS or MFN or the performance or observance by MFN or MFNS of any obligations under any Transaction Document or any other instrument or document furnished pursuant thereto, (iii) the sufficiency or value of the Collateral subject to the Assigned Agreements or (iv) the ability to successfully defend the Adversary Proceeding or any other proceeding that may be commenced in connection with the Assigned Rights. It further agrees that, except for the representations and warranties of the Seller expressly set forth in this Agreement, no information or material provided by or communication made by the Seller or any representative of the Seller will constitute, create or otherwise cause to exist any representation or warranty disclaimed by the foregoing.

          (r) It understands and acknowledges that from and after the Closing Date, Seller will no longer be a party-in-interest in the Adversary Proceeding or be obligated to participate or take any further action in the Adversary Proceeding and that by acquiring the Assigned Rights, it will take the requisite action necessary to remove (i) Seller as the named defendant in the Adversary Proceeding and (ii) Shearman & Sterling as counsel of record.

     5.2 Buyer acknowledges that (a) Seller's sale of the Assigned Rights to it, and its assumption of all of the obligations thereunder, are irrevocable, and
(b) it shall have no recourse to Seller except for (i) Seller's breaches of its representations, warranties, or covenants, and (ii) Seller's indemnities, in each case as expressly stated in this Agreement.

     5.3 Buyer covenants and agrees that within three (3) business days following the Closing Date, it will use its best efforts to have itself substituted in the place of Seller as the named defendant in the Adversary Proceeding and remove Shearman & Sterling as counsel of record.

6.   Indemnification

     6.1 Seller shall indemnify, defend, and hold Buyer and their officers, directors, agents, partners, members, controlling Entities and employees (collectively, "Buyer Indemnitees") harmless from and against any liability, claim, cost, loss, judgment, damage or expense (including reasonable attorneys' fees and expenses) (collectively, "Losses") that Buyer Indemnitees incur or suffer solely as a result of, or arising out of (a) Seller's breach of any of Seller's representations, warranties, covenants, or agreements in this Agreement or (b) any obligation of Buyer to disgorge, in whole or in part, or otherwise reimburse (by setoff or otherwise) the Borrower for any payments, property (including Collateral), setoffs or


                                (Page 18 of 30)
recoupments received by or for the account of Seller in connection with the Note from and after the Trade Date.

     6.2 Each Individual Buyer shall indemnify, defend, and hold Seller and its officers, directors, agents, partners, members, controlling Entities, and employees (collectively, "Seller Indemnitees") harmless from and against any Losses that Seller Indemnitees incur or suffer as a result of or arising out of
(a) such Individual Buyer's breach of any of its representations, warranties, covenants, or agreements in this Agreement, (b) Seller acting or refraining to act, pursuant to any direction of such Individual Buyer, and (c) any action taken by such Individual Buyer (or such Individual Buyer's successors or assigns) in respect of the Assigned Rights, including, without limitation, seeking the enforcement thereof.

     6.3 If a third party commences any action or makes any demand against either Party for which such Party ("Indemnified Party") is entitled to indemnification under this Agreement, such Indemnified Party will promptly notify the other Party ("Indemnifying Party") in writing of such action or demand; provided, however, that if the Indemnified Party assumes the defense of the action and fails to provide prompt notice to the Indemnifying Party, such failure shall not limit in any way the Indemnifying Party's obligation to indemnify the Indemnified Party except to the extent that such failure materially prejudices the Indemnifying Party's ability to defend the action. The Indemnifying Party may, at its own expense and without limiting its obligation to indemnify the Indemnified Party, participate in the defense of such action with counsel reasonably satisfactory to the Indemnified Party, or the Indemnifying Party may, at its own expense and without limiting its obligation to indemnify the Indemnified Party, assume the defense of such action with counsel reasonably acceptable to the Indemnified Party. In any event, the Party that has assumed the defense of such action shall provide the other Party with copies of all notices, pleadings, and other papers filed or served in such action. Neither Party shall make any settlement or adjustment without the other Party's prior written consent, which consent (a) in the case of the Indemnifying Party will not be unreasonably withheld if the settlement or adjustment involves only the payment of money damages by the Indemnifying Party and (b) in the case of the Indemnified Party may be withheld for any reason if the settlement or adjustment involves performance or admission by the Indemnified Party.

     6.4 Each indemnity in this Agreement is a continuing obligation, separate and independent from the other obligations of the Parties shall survive the Closing Date for a period of six (6) months. It is not necessary for a Party to incur expense or make payment before enforcing a right of indemnity conferred by this Agreement.

7.   Costs and Expenses

     7.1 The Parties agree to bear their own respective legal and other costs and expenses for preparing, negotiating, executing, and implementing this Agreement and any related documents and consummating the transactions contemplated under this Agreement.

8.   Distributions; Interest and Fees; Payments


                                (Page 19 of 30)

     8.1 (a) If at any time after the Closing Date, Seller receives a Distribution, Seller shall (i) accept and hold the Distribution for the account and sole benefit of Buyer, (ii) have no equitable or beneficial interest in the Distribution, and (iii) deliver the Distribution (free of any withholding, setoff, recoupment, or deduction of any kind except as required by law) promptly (but in the case of a cash Distribution, in no event later than two (2) Business Days after the date on which Seller receives it) to Buyer in the same form received and, when necessary or appropriate, with Seller's endorsement (without recourse, representation, or warranty), except to the extent prohibited under any applicable law, rule, or order. If Seller fails to pay any cash Distribution to Buyer within two (2) Business Days after receiving it, then Seller will pay interest on such payment for the period from the day on which such payment is actually received by Seller to (but excluding) the day such payment is actually paid to Buyer, in accordance with Section 8.3 hereof.

     (b) If a Distribution includes securities, Seller shall, to the extent permissible by law, endorse (without recourse) or use reasonable efforts to assist Buyer to cause to be registered in Buyer's name, or such name as Buyer may direct (at Buyer's sole expense) in writing and deliver such securities to Buyer or to such Entity as Buyer may direct as soon as practicable. Pending such transfer, Seller shall hold the same on behalf and for the sole benefit of Buyer and Seller shall have no legal, equitable or beneficial interest in any such Distribution. Subject to applicable law, Buyer is entitled to receive any Distribution to be remitted by Seller under this Agreement without the withholding of any tax. If Seller receives a Distribution which it is required to remit to Buyer, Buyer will furnish to Seller such forms, certifications, statements and other documents as Seller may reasonably request in writing to evidence Buyer's exemption from the withholding of any tax imposed by the United States of America or any other jurisdiction, whether domestic or foreign, or to enable Seller to comply with any applicable laws or regulations relating thereto, and Seller may refrain from remitting such Distribution (without any cost to it) until such forms, certifications, statements, and other documents have been so furnished.

     (c) If a Distribution received by Seller and transferred to Buyer pursuant to this Section 8.1 has been made to Seller wrongfully or in error, and is required to be returned or disgorged by Seller, Buyer shall promptly return such Distribution to Seller together with all related interest and charges payable by Seller.

     8.2 Except as provided in Section 8.1, all payments made by Buyer to Seller or by Seller to Buyer under this Agreement shall be made in the lawful currency of the United States by wire transfer of immediately available funds to Seller or Buyer, as applicable, in accordance with the wire instructions specified in
Schedule 1.

     8.3 With respect to the payment of any funds or other property under this Agreement (including the delivery of Distributions under Section 8.1 but excluding the Purchase Price), whether from Seller to Buyer or from Buyer to Seller, (a) the Party required to deliver a Distribution may withhold therefrom any tax required by law to be withheld, and (b) the Party failing to make full payment of any amount when due shall, upon demand by the other Party, pay such defaulted amount together with interest on it (for each day from (and including) the date


                                (Page 20 of 30)
when due to (but excluding) the date when actually paid) at a rate equal to the Federal Funds Rate.

9. Notices

     9.1 All communications between the Parties or notices or other information sent under this Agreement shall be in writing, hand-delivered or sent by overnight courier or telecopier, addressed to the relevant Party at its address or facsimile number specified on Schedule 1 or at such other address or facsimile number as such Party may request in writing. All such communications and notices shall be effective upon receipt.

10. Voting

     On and after the Closing Date, (a) Buyer shall have sole authority to exercise all voting and other rights and remedies with respect to the Assigned Rights and (b) if for any reason Seller is entitled to exercise any such rights (including the right to vote) after the Closing Date, Seller (i) shall not take any action with respect to the Assigned Rights other than in accordance with the prior written instructions of Buyer and (ii) shall take (or refrain from taking) any action with respect to the Assigned Rights in accordance with the prior written instructions of Buyer except (A) as prohibited under applicable law, rule, order, or the Transaction Documents, or (B) if following such instructions might (in Seller's reasonable determination) expose Seller to any obligation, liability, or expense that in Seller's reasonable judgment is material and for which Seller has not been provided adequate indemnity.

11. Exercise of Rights

     11.1 No amendment of any provision of this Agreement shall be effective unless it is in writing and signed by the Parties and no waiver of any provision of this Agreement, nor consent to any departure by either Party from it, shall be effective unless it is in writing and signed by the affected Party, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

     11.2 No failure on the part of a Party to exercise, and no delay in exercising, any right under this Agreement shall operate as a waiver hereof by such Party, nor shall any single or partial exercise of any right under this Agreement preclude any other or further exercise thereof or the exercise of any other right. The rights and remedies of each Party provided herein (a) are cumulative and are in addition to, and are not exclusive of, any rights or remedies provided by law (except as otherwise expressly set forth in this Agreement) and (b) are not conditional or contingent on any attempt by such Party to exercise any of its rights under any other related document against the other Party or any other Entity.

12. Survival; Successors and Assigns


                                (Page 21 of 30)

     12.1 All representations and warranties made by the Parties shall survive the Closing Date.

     12.2 This Agreement, including the representations, warranties, covenants and indemnities contained in this Agreement, shall inure to the benefit of, be binding upon and be enforceable by and against the Parties and their respective successors and permitted assigns.

13. Further Assurances

     Each Party agrees (i) to execute and deliver, or to cause to be executed and delivered, all such instruments and (ii) to take all such actions as the other Party may reasonably request to effectuate the intent and purposes, and to carry out the terms, of this Agreement, including the procurement of any third-party consents. In addition to the foregoing, for a period of four (4) months following the Closing Date, Seller shall (i) use its commercially reasonable efforts to retain and protect, in its customary manner, copies of project documents relating to the Collateral purportedly granted to it pursuant to the Security Agreement, and, (ii) at Buyer's sole cost and expense (all amounts prepaid), use its commercially reasonable efforts to deliver to Franklin Mutual such copies of such documents that are not confidential as may be requested by Franklin Mutual.

14. Disclosure

     14.1 Each Party agrees that, without the prior consent of the other Party, it shall not disclose the contents of this Agreement or the Purchase Price Letter (including the Purchase Price and the Purchase Rate) to any Entity, except that any Party may make any such disclosure (a) as required to implement or enforce this Agreement, (b) if required to do so by any law, court, or regulation (including any requirement to comply with Rule 13D of the Securities
Act), (c) to any Governmental Authority or self-regulatory Entity having or asserting jurisdiction over it, (d) if its attorneys advise it that it has a legal obligation to do so or that failure to do so may result in it incurring a liability to any other Entity, (e) to its professional advisors and auditors or
(f) as set forth in Section 14.2.

     14.2 Buyer may disclose the contents of this Agreement (but not the contents of the Purchase Price Letter (including the Purchase Price and the Purchase Rate)) to any proposed transferee, assignee, participant, or other Entity proposing to enter into contractual relations with Buyer in respect of the Assigned Rights or any part of them.

     14.3 Buyer agrees to comply with the requirements of the Transaction Documents regarding confidentiality.

15. Transfer Notice

     The Parties shall execute and deliver, and Buyer shall promptly file or cause to be filed with the Bankruptcy Court to the extent required by the Bankruptcy Rules, a Transfer Notice to duly reflect the assignment of the Assigned Rights to Buyer under Bankruptcy Rule 3001(e).


                                (Page 22 of 30)

Seller (a) agrees to take such other reasonable steps as Buyer may request to help Buyer effect and evidence the assignment of the Assigned Rights to Buyer in the Bankruptcy Case, (b) waives notice of, and the right to object to, any filing in respect thereof under Bankruptcy Rule 3001(e), and (c) agrees that it will not object to any such filing.

16. Parties' Other Relationships

     Each Party and any of its affiliates may engage in any kind of lawful business or relationship with MFN, Borrower or any of their respective affiliates without liability to the other Party, or any obligation to disclose such business or relationship to the other Party.

17. Entire Agreement; Conflict

     17.1 This Agreement and the other Operative Documents constitute the entire agreement of the Parties with respect to the respective subject matters thereof, and supersede all previous and contemporaneous negotiations, promises, covenants, agreements, understandings, and representations on such subjects, all of which have become merged and finally integrated into this Agreement and the other Operative Documents.

     17.2 As between Seller and Buyer, if there is any inconsistency or conflict between this Agreement and any of the other Operative Documents, the provisions of this Agreement shall govern and control.

18. Counterparts; Telecopies

     This Agreement and the other Operative Documents may be executed by telecopy in multiple counterparts and all of such counterparts taken together shall be deemed to constitute one and the same instrument. Transmission by telecopier of an executed counterpart of any Operative Document shall be deemed to constitute due and sufficient delivery of such counterpart. Each fully executed counterpart of this Agreement and any other Operative Document shall be deemed to be a duplicate original.

19. Relationship Between Buyer and Seller

     The relationship between Seller and Buyer shall be that of seller and buyer. Neither is a trustee or agent for the other, nor does either have fiduciary obligations to the other. This Agreement shall not be construed to create a partnership or joint venture between the Parties.

20. Severability

     The illegality, invalidity, or unenforceability of any provision of this Agreement under the law of any jurisdiction shall not affect its legality, validity or enforceability under the law of any other jurisdiction nor the legality, validity or enforceability of any other provision.


                                (Page 23 of 30)

21. Governing Law

     THIS AGREEMENT, THE RIGHTS AND OBLIGATIONS OF THE PARTIES UNDER THIS AGREEMENT, AND ANY CLAIM OR CONTROVERSY DIRECTLY OR INDIRECTLY BASED UPON OR ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT (WHETHER BASED ON CONTRACT, TORT, OR ANY OTHER THEORY), INCLUDING ALL MATTERS OF CONSTRUCTION, VALIDITY AND PERFORMANCE, SHALL IN ALL RESPECTS BE GOVERNED BY AND INTERPRETED, CONSTRUED AND DETERMINED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF NEW YORK (WITHOUT REGARD TO ANY CONFLICTS OF LAW PROVISION THAT WOULD REQUIRE THE APPLICATION OF THE LAW OF ANY OTHER JURISDICTION).

22. Waiver of Trial by Jury

     THE PARTIES HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT THAT THEY MAY HAVE TO TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION, OR IN ANY LEGAL PROCEEDING, DIRECTLY OR INDIRECTLY BASED UPON OR ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT (WHETHER BASED ON CONTRACT, TORT, OR ANY OTHER THEORY). EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT, OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND
(B) ACKNOWLEDGES THAT IT AND THE OTHER PARTY HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

23. Jurisdiction

     23.1 The Parties irrevocably and unconditionally submit to and accept the exclusive jurisdiction of the United States District Court for the Southern District of New York located in the Borough of Manhattan or the courts of the State of New York located in the County of New York for any action, suit, or proceeding arising out of or based upon this Agreement or any matter relating to it, and waive any objection that they may have to the laying of venue in any such court or that such court is an inconvenient forum or does not have personal jurisdiction over them.

     23.2 The Parties irrevocably agree that, should either Party institute any legal action or proceeding in any jurisdiction (whether for an injunction, specific performance, damages or otherwise) in relation to this Agreement, no immunity (to the extent that it may at any time exist, whether on the grounds of sovereignty or otherwise) from such action or proceeding shall be claimed by it or on its behalf, any such immunity being hereby irrevocably waived, and each



                                (Page 24 of 30)

Party irrevocably agrees that it and its assets are, and shall be, subject to such legal action or proceeding in respect of its obligations under this Agreement.

24. Subrogation

     To the extent that Buyer enforces any claim for indemnification or other claim or remedy against Seller under this Agreement and receives payment or another remedy from Seller in respect of such claim or remedy, the Parties agree that to the extent permitted by law and the Transaction Documents, without the need for further action on the part of either Party, Seller shall be subrogated to the rights of Buyer against any other Entity with respect to such claim or remedy to the extent of such payment or other remedy.

25. Interpretation

     25.1 This Agreement includes the Schedules and any documents attached as exhibits to the Agreement.

     25.2 The Schedules may supplement, change, or supersede other provisions of this Agreement. If there is any inconsistency between the provisions of the Schedules and the other provisions of this Agreement, the Schedules will prevail.

     25.3 Terms used in the singular or the plural include the plural and the singular, respectively; "includes" and "including" are not limiting; and "or" is not exclusive.

     25.4 Any reference to a Party includes the Party's successors and permitted assigns.

     25.5 Unless otherwise indicated, any reference to:

          (a) this Agreement or any other agreement or document shall be construed as a reference to this Agreement or, as the case may be, such other agreement or document as the same may have been, or may at any time before the Closing Date be, in effect as modified, amended, or supplemented as of the Closing Date; and

          (b) a statute, law, order, rule, or regulation shall be construed as a reference to such statute, law, order, rule, or regulation as it may have been, or may at any time before the Closing Date be, in effect as modified, amended, or supplemented as of the Closing Date.

     25.6 Section, Schedule, and other headings and captions are included solely for convenience of reference and are not intended to affect the interpretation of any provisions of this Agreement.


                                (Page 25 of 30)

     25.7 This Agreement shall be deemed to have been jointly drafted, and no provision of it shall be interpreted or construed for or against any Party because such Party purportedly prepared or requested such provision, any other provision, or the Agreement as a whole.



                         (Signatures on following page)



                                (Page 26 of 30)

     IN WITNESS WHEREOF, Seller and Buyer have executed this Purchase and Sale Agreement by their duly authorized officers as of the date first set forth above.

                                       BECHTEL CORPORATION


                                       By:
                                          ------------------------------------
                                          Name:
                                          Title:





                                       FRANKLIN MUTUAL ADVISERS, LLC, as agent
                                       for its advisory clients set forth on
                                       Schedule 2 hereto


                                       By:
                                          ------------------------------------
                                          Name:
                                          Title:



                                (Page 27 of 30)


                                   SCHEDULE 2

                                     Buyers

Name                                    Principal Amount Purchased              Percent Interest
Mutual Shares Fund                          $ 24,107,666.66                     38.55%
Mutual Qualified Fund                       $ 11,376,000.00                     18.19%
Mutual Beacon Fund                          $ 13,874,000.00                     22.18%
Mutual Discovery Fund                       $ 10,460,000.00                     16.72%
Mutual Shares Securities Fund               $  1,962,000.00                      3.14%
Mutual Discovery Securities Fund            $    521,000.00                      0.83%
Mutual Beacon Fund (Canada)                 $    241,000.00                      0.89%


                                            ---------------                     -------------
                           Total:           $ 62,541,666.66                     100%




                                (Page 28 of 30)

                              Purchase Price Letter





                                                  May 6, 2003

Franklin Mutual Advisers, LLC
51 John F. Kennedy Parkway
Short Hills, New Jersey 07078
Attention: Bradley Takahashi
Telephone:  (973) 912-2152
Facsimile:  (973) 912-0646


         Re:      Metromedia Fiber Network Services, Inc. ("MFNS")


Ladies and Gentlemen:

         Reference is made to that certain Purchase and Sale Agreement dated as of May 6, 2003 (the "Agreement"; terms not otherwise defined herein are used as defined in the Agreement) between Bechtel Corporation ("Seller") and Franklin Mutual Advisers, LLC, as agent for its advisory clients set forth on Schedule 2 to the Agreement (collectively, "Buyer").

         This is the Purchase Price Letter referred to in the Agreement.

         The "Purchase Rate" is 29.00%.

         The outstanding principal balance due under the Note (excluding accrued and unpaid interest thereon) is $62,541,666.66 (the "Outstanding Principal Amount").

         The "Purchase Price" is equal to $18,137,083.33, which is the product of (a) the Purchase Rate multiplied by (b) the Outstanding Principal Amount.



                         (signatures on following page)


                                (Page 29 of 30)

         Please indicate your acceptance of the terms of this letter by signing below as indicated.



                                            BECHTEL CORPORATION




                                            By:
                                               -------------------------------
                                               Name:
                                               Title:
Accepted and agreed:
Franklin Mutual Advisers, LLC,
as agent for its advisory clients set forth on
Schedule 2 to the Agreement


By:
   ----------------------------
   Name:
   Title:


                                (Page 30 of 30)